UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

1Q2026 Preliminary Operating Results of Shinhan Financial Group

On April 23, 2026, Shinhan Financial Group released its preliminary operating results for 1Q 2026. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Preliminary Operating Results of Shinhan Financial Group (Consolidated)

					(KRW million)
Item		1Q 2026	4Q 2025	QoQ Change (%)	1Q 2025	YoY Change (%)
Revenue*	Specified Quarter	28,492,432	15,827,074	80.02	16,116,039	76.80
	Cumulative	28,492,432	-	-	16,116,039	76.80
Operating Income	Specified Quarter	2,154,453	1,110,263	94.05	1,944,214	10.81
	Cumulative	2,154,453	-	-	1,944,214	10.81
Income before Income Taxes	Specified Quarter	2,221,382	900,704	146.63	2,005,558	10.76
	Cumulative	2,221,382	-	-	2,005,558	10.76
Net Income	Specified Quarter	1,649,148	538,049	206.51	1,517,046	8.71
	Cumulative	1,649,148	-	-	1,517,046	8.71
Net Income Attributable to Controlling Interest	Specified Quarter	1,622,594	510,618	217.77	1,488,346	9.02
	Cumulative	1,622,594	-	-	1,488,346	9.02

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Preliminary Operating Results of Shinhan Bank (Consolidated)

					(KRW million)
Item		1Q 2026	4Q 2025	QoQ Change (%)	1Q 2025	YoY Change (%)
Revenue*	Specified Quarter	18,156,749	9,331,850	94.57	9,690,434	87.37
	Cumulative	18,156,749	-	-	9,690,434	87.37
Operating Income	Specified Quarter	1,465,475	912,133	60.66	1,460,133	0.37
	Cumulative	1,465,475	-	-	1,460,133	0.37
Income before Income Taxes	Specified Quarter	1,497,439	643,637	132.65	1,478,556	1.28
	Cumulative	1,497,439	-	-	1,478,556	1.28
Net Income	Specified Quarter	1,157,576	419,172	176.16	1,128,284	2.60
	Cumulative	1,157,576	-	-	1,128,284	2.60
Net Income Attributable to Controlling Interest	Specified Quarter	1,157,131	418,710	176.36	1,128,073	2.58
	Cumulative	1,157,131	-	-	1,128,073	2.58

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Preliminary Operating Results of Shinhan Card (Consolidated)

				(KRW million)
Item		1Q 2026	4Q 2025	QoQ Change (%)	1Q 2025	YoY Change (%)
Revenue*	Specified Quarter	1,697,189	1,359,911	24.80	1,469,158	15.52
	Cumulative	1,697,189	-	-	1,469,158	15.52
Operating Income	Specified Quarter	144,409	114,717	25.88	178,390	-19.05
	Cumulative	144,409	-	-	178,390	-19.05
Income before Income Taxes	Specified Quarter	152,638	122,211	24.90	180,538	-15.45
	Cumulative	152,638	-	-	180,538	-15.45
Net Income	Specified Quarter	116,673	96,816	20.51	136,878	-14.76
	Cumulative	116,673	-	-	136,878	-14.76
Net Income Attributable to Controlling Interest	Specified Quarter	115,449	96,342	19.83	135,702	-14.92
	Cumulative	115,449	-	-	135,702	-14.92

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Preliminary Operating Results of Shinhan Life (Consolidated)

				(KRW million)
Item		1Q 2026	4Q 2025	QoQ Change (%)	1Q 2025	YoY Change (%)
Revenue*	Specified Quarter	2,733,789	2,120,220	28.94	1,745,742	56.60
	Cumulative	2,733,789	-	-	1,745,742	56.60
Operating Income	Specified Quarter	144,643	90,417	59.97	231,374	-37.49
	Cumulative	144,643	-	-	231,374	-37.49
Income before Income Taxes	Specified Quarter	139,307	100,803	38.20	223,511	-37.67
	Cumulative	139,307	-	-	223,511	-37.67
Net Income	Specified Quarter	103,145	-6,807	1,615.28	165,172	-37.55
	Cumulative	103,145	-	-	165,172	-37.55
Net Income Attributable to Controlling Interest	Specified Quarter	103,145	-6,807	1,615.28	165,172	-37.55
	Cumulative	103,145	-	-	165,172	-37.55

* Represents the sum of ‘insurance revenues’ and ‘insurance finance income and investment income’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: April 23, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer